Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2012
Earnings
Pre-tax income*	$52,655	$146,238	$(219,068)	$(109,562)	$(223,053)	$(28,271)
Fixed charges	28,162	33,772	53,535	60,003	62,002	32,430

Total Earnings	$80,817	$180,010	$(165,533)	$(49,559)	$(161,051)	$4,159

Fixed Charges
Interest expense	$23,717	$27,614	$47,545	$55,063	$58,199	$30,356
Rental interest factor	4,445	6,158	5,990	4,940	3,803	2,074

Total Fixed Charges	$28,162	$33,772	$53,535	$60,003	$62,002	$32,430

Ratio of Earnings to Fixed Charges	2.9x	5.3x	**	**	**	0.1x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.

**	During 2009, 2010 and 2011, earnings were deficient by $165,533, $49,559 and $161,051, respectively, regarding coverage of fixed charges.